Exhibit 4.1

Code: 01

Provision of Materials Agreement

between

Yankuang Group Company Limited

and

Yanzhou Coal Mining Company Limited

24 OCTOBER 2014

This agreement is made and come into force of this day of 24 October 2014 in Zoucheng City, Shangdong Province, between:

Yankuang Group Company Limited, a wholly state-owned enterprise incorporated and validly exists under the laws of PRC with registry number of business license for legal person as 370000018019807 and registered office at 298 Fushannan Road Zoucheng, Shandong Province and its legal representative being Zhang Xinwen (hereinafter referred to as “Yankuang Group”).

Yanzhou Coal Mining Company Limited, a company with limited liability incorporated and validly exists under the laws of PRC listing in the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, with registry number of business license for legal person as 370000400001016 and registered office at 298 Fushannan Road Zoucheng, Shandong Province and its legal representative being Li Xiyong (hereinafter referred to as “the Company”).

Where:

1.	On 25 September 1997, Yankuang Group, as the only promoter, founded the Company pursuant to PRC laws. As part of its reorganization, Yankuang Group injected assets and liabilities relating to its major coal production business into the Company, and Yankuang Group retained the remaining assets and liabilities.

2.	After successive IPO and listing of the Company in the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, Yankuang Group remains the controlling stockholder of the Company, holding directly and indirectly a total of 56.52% of the stocks in the Company as at the date hereof.

3.	On 23 April 2012 Yankuang Group and the Company entered into the Provision of Materials Agreement, which was ratified by the independent shareholders on 22 June 2012. This agreement was effective for 3 years from 1 January 2012 to 31 December 2014. Pursuant to the original Provision of Materials Agreement, Yankuang Group provided the Company with materials as a routine.

4.	According to the latest development of Yankuang Group and the Company, Yankuang Group will continue to provide materials to the Company.

Pursuant to the Contract Law of the People’s Republic of China, the relevant laws and regulations, and the local regulatory requirements in the listing locations of the Company, Yankuang Group and the Company, through friendly discussion, agree on provision of labour and services by Yankuang Group to the Company as follow:

1.	Definition and explanations

1.1	Definition

Terms herein have the following meaning unless otherwise required by the context:

“Fiscal year”	refers to	each year from 1 January to 31 December;
“Half year”	refers to	from 1 January to 30 June or from 1 July to 31 December for each fiscal year;
“Agreed Provision”	refers to	the provision of materials;
“Hong Kong Stock Exchange”	refers to	the Stock Exchange of Hong Kong Limited;
“Market price”	refers to	the market price of agreed provision calculated pursuant to clause 4.2 of the agreement in applicable circumstances;
Materials	refers to	Production materials such as conveyor belts and mining cables, and equipments, materials and coal provided by Yankuang Group and its subsidiaries or associated persons to the Company and its subsidiaries pursuant to clause 2.1 of the agreement;
“PRC”	refers to	People’s Republic of China;
“Previous Connected Transaction Agreement”	refers to	the Provision of Materials Agreement entered between Yankuang Group and the Company on 23 April 2012;
“State regulated price”	refers to	price of agreed provision set in accordance with clause 4.3; and
“Subsidiaries”	refers to	the holding subsidiaries and other affiliates of Yankuang Group and the Company.

1.2	Explanation

Unless the contrary intention appears,

(1) Where the provision of materials is involved herein, Yankuang Group and the Company shall include its respective subsidiaries. Yankuang Group also includes its associated persons from time to time (“associated persons” has the meaning ascribed to it in the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited). For the purpose of this agreement, the subsidiaries of Yankuang Group exclude the Company and the subsidiaries of the latter;

(2) Any party in the agreement and any other agreements includes its successors or approved assignees (if any);

(3) Clauses and appendixes refer to the clauses and appendixes hereof;

(4) Any clauses herein shall not be interpreted as the prohibition of postponing, revision, modification or supplement of the agreement;

(5) The title of the agreement is intended for convenience purpose only and shall not affect the content and explanation hereof.

2.	Agreed provision

2.1	Agreed provision provided by Yankuang Group to the Company in accordance with the agreement includes but not limited to: materials including conveyor belt, mining cable, supporting roller, timber, bearing, and mining equipments including hydraulic support and belt conveyor, and other similar materials and coal.

2.2	Yankuang Group shall provide the Company with the agreed provision pursuant to the terms hereof and specific terms (including but not limited to quantity and quality) in written agreements entered into by both parties from time to time.

2.3	Yankuang Group undertakes that, in any case, the charge for provision of materials by Yankuang Group shall not be higher than that to an independent third party. In appropriate circumstances, Yankuang Group offers favourable price.

2.4	Pursuant to the clauses and terms in this agreement, the Company can purchase materials from Yankuang Group. For the avoidance of doubt, the Company shall not be obligated to purchase materials from Yankuang Group unless otherwise confirmed in written from time to time.

2.5	In the case of more favourable terms and conditions for provision of the same materials by any third party, or where the materials provided by Yankuang Group fail to satisfy the Company in any aspect (including quality, quantity), the Company shall have the right to purchase the same materials from a third party. For the avoidance of doubt, in any case, the Company shall not be obligated to purchase the agreed provision solely from Yankuang Group.

3.	Execution

3.1	The Company shall submit the materials demand plan for the coming year or service adjustment plan for the current year (“annual provision plan”) to Yankuang Group prior to 31 November each year. The parties shall agree on the plan before 31 December of the year. Where the materials demand plan of the Company for the coming year is identical to that of the current year, Yankuang Group shall perform such plan.

3.2	The parties and their subsidiaries and associated person of Yankuang Group shall enter into specific materials provision contracts in accordance with this agreement (including the annual provision plan made under this agreement).

3.3	The annual provision plans or specific provision contracts can be adjusted during the course of execution upon agreement by both parties if necessary.

3.4	Payments for the agreed provision can be made in one time or by instalments.

3.5	Each of the two parties shall record the amount due and payable to one another for the current month or the amount due and receivable from one another for the current month regarding the continuing connected transactions on their respective account books before the last business day of each calendar month at the latest. The settlement of the transaction amounts of the continuing connected transactions incurred for each calendar month shall be completed within the following month, except for any amount of transactions not yet completed or any disputed amount.

4.	Pricing basis of agreed provision

4.1	The prices of the agreed provision shall be determined in accordance with market prices, which should be calculated and estimated before the beginning of the fiscal year where possible.

4.2	The prices of the agreed provision shall be calculated at market prices, and shall be determined in accordance with the general commercial terms and following basis:

(1) The prices of identical or similar agreed provision that an independent third party in the area of provision or in its vicinity of identical or similar agreed provision should charge in accordance with general commercial terms during its daily business operation; or

(2) Where (1) above is not applicable, the prices that an independent third party within the PRC territory should charge when providing identical or similar agreed provision in accordance with general commercial terms during its daily business operation.

4.3 At any time, both parties agree to adopt any state regulated price effective and applicable to the agreed provision hereof. Such price is required for such agreed provision in accordance to the laws, regulations, decrees or pricing policies (as the case may be) made by the relevant Chinese government agencies.

5.	Representations, warranties and undertakings by Yankuang Group

5.1	Yankuang Group, a wholly state owned enterprise with limited liability and a status of independent legal entity incorporated under the laws, currently holds a valid business license.

5.2	Yankuang Group has been engaging in business activities in accordance with the laws, and has never been involved in any business exceeding the scope set by laws.

5.3	The signing or performance of obligations hereof by Yankuang Group neither breaches nor legally conflicts with any other agreements it has entered into or its articles of association.

5.4	Yankuang Group undertakes to the Company that the terms of that provision of materials that the former provides to the latter shall be no less favourable than those provided to any independent third parties by itself, its subsidiaries or associated person (as the case may be)

5.5	Yankuang Group undertakes and guarantees to provide the Company with materials which are in accordance with and meet the requirements and standards as negotiated and set by the parties from time to time.

5.6	Yankuang Group undertakes to maintain adequate employees who have certain qualifications to provide the agreed provision, its employees can have adequate guidance and instructions to provide the Company with the agreed provision according to the reasonable requirements of the Company.

5.7	Yankuang Group guarantees to the Company that, when the former provides any agreed provision, it will grant a preferential right to the Company to receive any materials provision hereof and a preferential right to the Company to purchase materials provided by Yankuang Group to any third parties (including but not limited to any other third parties related to Yankuang Group) with identical terms.

5.8	Yankuang Group guarantees that regarding any provision of materials provided by its subsidiaries and/or associated persons to the Company, it will cause the subsidiaries and/or associated persons concerned to provide the materials concerned to the Company and/or its subsidiaries according to the requirements hereof.

5.9	Yankuang Group guarantees to the Company that the former shall be liable for any act of violation of the terms hereof made by its subsidiaries and/or associated persons when providing the agreed provision.

5.10	Yankuang Group guarantees to the Company that the former will cause its subsidiaries and associated persons to take all necessary action to fulfil their obligations under this agreement.

5.11	Yankuang Group undertakes to take reasonable measures to avoid any losses of the Company arising from certain omission during the performance of obligations of the former hereof. In case of any losses of the Company arising therefrom, Yankuang Group guarantees to compensate for all the losses of the Company.

6.	Representations, warranties and undertakings by the Company

6.1	The Company, a limited liability company and a status of independent legal entity incorporated under the laws, currently holds a valid business license.

6.2	The Company has been engaging in business activities in accordance with the laws, and has never been involved in any business exceeding the scope set by laws.

6.3	The signing or performance of obligations hereof by the Company neither breaches nor legally conflicts with any other agreements it has entered into or its articles of association.

6.4	The Company guarantees to make timely payment to Yankuang Group for the agreed provision in accordance with the provisions of this agreement.

7.	Termination of agreed provision

7.1	In case the Company cannot easily obtain similar materials from a third party in equivalent terms of this Agreement, Yankuang Group shall not terminate the provision of materials hereunder for any reason.

7.2	Subject to clause 7.1, any party of this agreement may terminate the provision or purchase of a certain kind of materials by providing not less than 12 months’ prior written termination notice to the other party. The kind of material provision or purchase to be terminated and the effective date of such termination shall be specified in the termination notice. The provision or purchase of that materials stated in that notice will automatically be terminated from the effective termination date stated in that notice. If the provision of any materials is terminated according to this clause, that termination shall not affect the other rights and obligations of Yankuang Group or the Company hereunder.

7.3	For the avoidance of doubt, both parties agree that, where the Company has issued a termination notice of agreed provision pursuant to clause 7.2, Yankuang Group shall continue its provision of materials to the Company pursuant to applicable provision clauses (other than the requirement(s) on duration of provision) from the issue date of the notice until the effective termination date. The applicable clauses at that time shall include the relevant terms of the supplemental agreement entered in accordance with clause 8.3.

8.	Effective date, term and termination of agreement

8.1	Unless otherwise agreed in written form by both parties, this Agreement shall apply with effect from 1 January 2015, subject to the signing by the legal representatives or authorized representatives of both parties and the approval by the board of directors or the independent shareholders pursuant to the approval permission and local regulatory requirements in the listing locations of the Company.

8.2	This agreement is valid for 3 years starting from 1 January 2015 until 31 December 2017. The previous Connected Transactions Agreement shall terminate automatically after this agreement has taken effect.

8.3	In case of any need to modify this agreement, both parties shall enter into a supplemental agreement on the relevant issues prior to the end of November in the year prior to the relevant fiscal year specified in such supplemental agreement. In the event of failure of both parties to agree on the terms of the supplemental agreement before the above time limit, the current terms of provision shall be applicable to the next fiscal year until an agreement is reached or the disputes are settled by both parties pursuant to clause 8.4.

8.4	Where the parties fail to reach an agreement in connection with any matters related to the transaction price (including but not limited to the amount and the time of payment), such matters shall, upon the request of any party, be submitted to Zoucheng City Pricing Bureau as a mediator for determining a solution. Such decision by Zoucheng City Price Bureau shall be final and binding on both parties.

8.5	Both parties may negotiate and enter into a new provision of materials agreement prior to the termination of this Agreement to ensure the normal operation and production of both parties after such termination.

8.6	In case of material default of any clauses hereof by any party (“defaulting party”), this agreement may be terminated immediately by the other party if the defaulting party has failed to remedy such default within the reasonable period requested by the other party in a written notice pointing out the such act of default, or if such act of default is not remediable.

8.7	The termination of this Agreement shall not harm any rights or duties of any party already incurred.

9.	Performance of the agreement

In accordance with the regulatory requirements of the listing locations of the Company (including but not limited to Hong Kong Stock Exchange Listing Rules and Shanghai Stock Exchange Stock Listing Rules), an annual quota of transaction shall be set for the continuing connected transactions under this Agreement. Where the annual quota for the agreed provision requires the approval by the independent shareholders of the Company, the continuity of such transactions shall be subject to the approval of the independent shareholders of the Company. Where, in any year, the actual amount of such transactions exceeds the annual quota approved by the independent shareholders of the Company, both parties should terminate the agreed provision in excess of the annual quota approved by the independent shareholders before the Company has performed the approval procedures according to the regulatory requirements of the listing locations.

10.	Announcement

Any party shall not make or permit the other party to make (where one party is capable of controlling the other party) any announcement related to the subject of this agreement or any relevant issues without prior written consent of the other party, save for announcement made in compliance with the requirements of the law or the China Securities Regulatory Commission, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Securities and Futures Commission in Hong Kong, the New York Stock Exchange, the United States Securities and Exchange Commission or the regulatory authorities in any other listing locations of the Company.

11.	Other requirements

11.1	Neither party shall assign or transfer its rights or obligations under this agreement to any third parties without written consent of the other party.

11.2	This Agreement and its Appendix shall constitute a complete agreement by both parties on all issues herein and replace all prior agreements by both parties related to such transactions. In case of violation of any clauses of the previous connected transactions agreement by any party (“defaulting party”), the validity of this agreement shall not affect any rights entitled by the other party (“non-defaulting party”) due to the violation of the defaulting party.

11.3	Should any clauses herein become illegal, invalid or unenforceable at any time, the other clauses shall not be affected.

11.4	In case of any failure of performance of its obligations of this agreement by any party pursuant to the requirements hereof due to force majeure matters, that party shall provide evidence and written notice to the other party in time, then it shall not be deemed as having made any act of default. The other party shall agree provide a reasonable period for performance of duties and obligations according to the situation.

11.5	Both parties agree to bear all relevant costs and expenses required by the relevant laws of the PRC arising from their entering into this agreement or evenly bear such costs and expenses if it is not specified by the laws.

11.6	Any amendments of this agreement or its appendix shall be made by written agreement where possible and shall be signed by both parties and approved via appropriate legal procedures.

11.7	Unless otherwise required, failure or delay in exercising its rights, powers or privileges hereunder by any party shall not constitute a waiver of such rights, power or privileges, and a single or partial exercise of such right, power or privilege does not exclude its exercise of any other rights, power or privileges.

11.8	The Appendix of this Agreement is an integral part of this Agreement, and shall be equally binding as if it had been included in the Agreement.

12.	Notice

12.1	Any notices or other documents for the parties in accordance with this Agreement shall be delivered by hand, by post or fax to the relevant parties at the following addresses:

(a)	Yankuang Group:	Yankuang Group Company Limited
	Address:	298 Fushannan Road,
Zoucheng City,
Shandong Province
P.R. of China

	Tel:	0537-5382232
	Fax:	0537-5382831

(b)	The Company:	Yanzhou Coal Mining Company Limited
	Address:	298 Fushannan Road,
Zoucheng City,
Shandong Province
P.R. of China

	Tel:	0537-5382319
	Fax:	0537-5383311

12.2	Arrival time of notices or documents:

	(a)	Delivery by hand: upon hand-over of the letter;

	(b)	Delivery by mail: within five (5) working days after posting (excluding Saturdays, Sundays and public holidays in PRC); and

	(c)	Delivery by fax: upon receipt of fax. Where the fax is received outside business hours, the receiving time shall be the general business hours of the second day (excluding Saturdays, Sundays and public holidays in PRC) and the sender shall present the confirmation printed from the fax machine to indicate the completion of faxing.

13.	Applicable laws and jurisdiction

This agreement shall be governed by and construed by the applicable laws of PRC. Any disputes (including any issues concerning the existence, validity, and rights and duties of both parties under this Agreement) arising from or in connection with this Agreement not resolved through friendly negotiation may be submitted to Jining Arbitration Commission located in Jining city for arbitration according to its prevailing Provision Rules of Procedure upon request of any party. This arbitrate award shall be final and binding upon both parties.

14.	Others

This agreement is provided in Chinese.

Copies of this agreement, which are made in quadruplicate with equal legal effects, shall be held respectively by both parties (2 copies for each party) upon signature and sealing by the legal or authorized representatives of both parties.

In witness hereof, this agreement has been signed on the date specified on the first page.

Yankuang Group Company Limited (Seal)

Legal representative

/authorized representative:

Yanzhou Coal Mining Company Limited (Seal)

Legal representative

/authorized representative:

Appendix: Provision of materials by Yankuang Group to the Company

Item no.	Item provided	Pricing basis	Provision period	Notice period for termination
1	Materials and equipment for production, including but not limited to mining equipment and machineries such as conveyor belts and power cable for mining and other similar materials and coal	Market price	3 years	12 months